Filer: CTS Corporation
Project: Form-10Q-Q2-06.pdml
CTS

Form Type: 10-Q   Period: 07-02-2006
Document Name: ex10_a.htm
Description:

Job Number: -
Saved: 7/27/2006 14:29:39

Rev: -   Sequence: 1
Printed: 7/27/2006 14:29:39
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CTS Corporation
Form 10-Q
Second Quarter 2006

EXHIBIT (10)(a)

CTS CORPORATION
RESTRICTED STOCK UNIT AGREEMENT

THIS AGREEMENT is made as of the _____day of _____, ____ (the "Grant Date") between CTS CORPORATION, an Indiana corporation (the "Company"), and _____ (the "Grantee").

1. Grant. Subject to the terms set forth in this Agreement and in the Company's 2004 Omnibus Long-Term Incentive Plan (the "Plan"), the Company hereby grants to the Grantee _____ Restricted Stock Units (the "Award"). Except as expressly provided herein, capitalized terms used herein shall have the meaning ascribed to such terms under the Plan.

It is intended that this Agreement and its administration comply with the provisions of Section 409A of the Code. Accordingly, notwithstanding any provision in this Agreement or in the Plan to the contrary, this Agreement and the Plan will be interpreted, applied and, to the minimum extent necessary to comply with Section 409A of the Code, amended, so that the Agreement does not fail to meet, and is operated in accordance with, the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code. As used herein, "Code" means the Internal Revenue Code of 1986 as amended from time to time, and any interpretations thereof issued by the U.S. Treasury Department on which the Company is permitted to rely.

2. Vesting and Settlement of Restricted Stock Units. The Award shall vest and become non-forfeitable in installments equal to twenty percent (20%) multiplied by the initial number of Restricted Stock Units specified in Section 1 of this Agreement on each of the following dates; _____, _____, _____ and _____ (each such date, a "Vesting Date"), provided that the Grantee remains in the continuous employ of the Company and is an employee of the Company on the Vesting Date.

Restricted Stock Units shall be settled on the basis of one Share for each vested Restricted Stock Unit. The Company shall distribute to the Grantee Shares equal to _____percent (___%) multiplied by the number of initial Restricted Stock Units specified in Section 1 above, on the following dates, or as soon thereafter as is reasonably practicable; _____, _____, _____ and _____ (each such date of distribution, a "Settlement Date"). The Company's obligations to the Grantee with respect to vested Restricted Stock Units will be satisfied in full upon the distribution of one Share for each Restricted Stock Unit. On the Settlement Date(s), the Company may, at its election, either (i) credit the number of Shares to be distributed to the Grantee as of that Settlement Date to a book-entry account in the name of the Grantee held by the Company's transfer agent; or (ii) deliver to the Grantee a certificate representing the number of Shares transferred to the Grantee as of that Settlement Date. In no event may any Settlement Date be accelerated except in accordance with Section 409A of the Code.

Notwithstanding anything to the contrary in this Agreement, upon the first to occur of the following events, all Restricted Stock Units granted hereunder shall vest and become nonforfeitable and Shares shall be distributed to the Grantee, estate, guardian or designated beneficiary of the Grantee as the case may be, in the settlement of Restricted Stock Units as soon as reasonably practicable, and such date(s) of distribution shall be deemed to be the Settlement Date(s):

(a) Grantee's becoming disabled, as defined by Section 409A of the Code;

(b) Grantee's death;

(c) To the extent permitted by Section 409A of the Code, a change in ownership or effective control of the Company; or in the ownership of a substantial portion of the assets of the Company.

(d) Grantee's unforeseeable emergency, as defined and not in excess of the amount permitted by Section 409A of the Code.

Unless the Committee determines otherwise in its sole discretion, if the Grantee's employment with the Company terminates for any reason not specified above, all Restricted Stock Units granted hereunder which have not vested as of the date of such termination of employment shall be permanently forfeited on such termination date.

3. Tax Withholding. The Company shall have the right to deduct from any compensation due the Grantee from the Company any federal, state, local or foreign taxes required by law to be withheld in connection with the issuance of Shares or vesting of any Restricted Stock Unit pursuant to this Agreement. To the extent that the amounts payable to the Grantee are insufficient for such withholding, it shall be a condition to the issuance of Shares or vesting of the Restricted Stock Units, as the case may be, that the Grantee shall pay such taxes or make provisions that are satisfactory to the Company for the payment thereof.

The Company shall retain Shares otherwise deliverable on the Settlement Date in an amount sufficient to satisfy the amount of tax required to be withheld provided that such amounts shall not exceed the statutorily required minimum withholding. The determination of the number of Shares retained for this purpose shall be based on the Fair Market Value of the Shares on the Settlement Date. In the event that the retention of Shares to satisfy withholding taxes would otherwise result in the delivery of a fractional Share, the Company will round down to the next whole Share and apply the value of the fractional Share to the recipient's tax obligations or, in the alternative, the Company may make such other arrangements to avoid the issuance of a fractional Share as may be permitted by law. No Shares shall be transferred to the Grantee hereunder until such time as all applicable withholding taxes have been satisfied. Under the Code, employment tax withholding shall be calculated based on the Fair Market Value of the Shares on the applicable Vesting Date and income tax withholding shall be calculated based on the Fair Market Value of the Shares on the Settlement Date. The Company will not retain Shares as described herein unless tax withholding applies under the laws of the local jurisdiction.

4. Rights Not Conferred. The Grantee shall have none of the rights of a stockholder with respect to the Restricted Stock Units, including the right to receive dividends or vote

stock, until such time, if any, that Shares are distributed to the Grantee in settlement thereof. The Grantee is further advised that until distribution, the Company's obligation will be merely that of an unfunded and unsecured promise of the Company to deliver Shares in the future, and the rights of the Grantee will be no greater than that of an unsecured general creditor. No assets of the Company will be held as collateral security for the obligations of the Company hereunder, and all assets of the Company will be subject to the claims of the Company's creditors.

5. <u>Agreement Not Assignable</u>. This Agreement and the Restricted Stock Units awarded hereunder are not transferable or assignable by the Grantee; provided that no provision herein shall prevent the distribution of shares to the Grantee's estate or designated beneficiary, in the event of the Grantee's death.

6. <u>Adjustments</u>. If and to the extent that the number of Shares shall be increased or reduced in the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, or similar corporate transaction, the number and kinds of shares subject to the Restricted Stock Units awarded hereunder may be adjusted by the Committee, in its sole discretion. In the event of any such transaction, the Committee may provide in substitution for the Restricted Stock Units granted hereunder such alternative consideration as it may determine to be equitable.

7. <u>Governing Law</u>. This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

8. <u>Amendments.</u> Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto; *provided, however*, that no amendment to the Plan or the Agreement shall adversely affect the value or number of the Grantee's Restricted Stock Units without the Grantee's written consent, except to the extent necessary to comply with the provisions of Section 409A of the Code.

9. <u>Administration.</u> The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Grantee, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

10. <u>Severability</u>. If any provision of the Plan or this Agreement is, becomes, or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or award hereunder under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or award, such provision shall be stricken as to such jurisdiction or award, and the remainder of the Plan or Agreement shall be in full force and effect.

11. <u>Construction</u>. The Restricted Stock Units granted hereunder are being issued pursuant to Section 10 of the Plan ("Restricted Stock Award") and are subject to the terms of the Plan. A copy of the Plan has been given to the Grantee, and additional copies of the Plan are available upon request during normal business hours at the principal executive offices of the Company. To the extent that any provision of this Agreement violates or is inconsistent with an express provision of the Plan, the Plan provision shall govern and any inconsistent provision in this Agreement shall be of no force or effect.

12. <u>Data Protection</u>. By signing below, the Grantee expressly consents to the transfer and use of personal data by the Company and its agents in connection with the administration of this Award.

13. <u>Binding Effect</u>. This Agreement shall be binding upon the heirs, executors, administrators and successors of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

_____
Grantee:

CTS CORPORATION

By: _____